UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLAYBOX (US) INC.

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)
72811U101

(CUSIP Number)

JABECO INC.
Leopold House
Bayfront, Roseau
Commonwealth of Dominica
00 662 664 3953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person: Jabecon Inc.
I.R.S. Identification Nos. of above person (entities only): N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Commonwealth of Dominica

Number of Shares Beneficially Owned by Reporting Person With:	7.	Sole Voting Power: 9,000,000
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 9,000,000
	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 9,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): (1)

13.	Percent of Class Represented by Amount in Row (11): 16,61%

14.	Type of Reporting Person (See Instructions): CO

(1) Based on 54,186,299 shares of the Issuer’s common stock issued and outstanding as of January 12, 2009.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Playbox (US) Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer is Suite 3.19, 130 Shaftesbury Avenue, London, United Kingdom, W1D 5EU.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:
This statement is filed by Jabeco Inc. (the “Reporting Person”). By signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.	Residence or Business Address:
The business address of the Reporting Person is Leopold House, Bayfront, Roseau, Commonwealth of Dominica.

C.	Present Principal Occupation and Employment:
The Reporting Person’s present principal business operations are as a music industry consulting firm.

D.	Criminal Proceedings:
During the past five years, none of the principals of the Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the past five years, none of the principals of the Reporting Person have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:
N/A

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds related to execution of a five year consulting services agreement pursuant to which the Issuer agreed to issue to the Reporting Person an aggregate of 9,000,000 shares of its restricted common stock.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person is filing this Schedule 13D relating to the execution of a five-year consulting agreement (the “Consulting Agreement”) between the Issuer and the Reporting Person dated November 25, 2008. In accordance with the terms and provisions of the Consulting Agreement: (i) the Reporting Person agreed to provide consulting services to the Issuer in the area of securing music content from Asia in the form of music video content, music distribution technology, music distribution through Asian channels and portals, both online and on mobile networks, and other directly related advisory services; and (ii) the Reporting Person agreed to accept the issuance of the 9,000,000 shares of restricted common stock in consideration of of services to be provided under the Consulting Agreement.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

a)	Beneficial Ownership.

For the purposes of this Statement, the Reporting Person is reporting herein that as of January 12, 2009, the Reporting Person is the beneficial owner of an aggregate of 9,000,000 (or approximately 16.61%) of the Issuer’s equity securities.

For the purposes of this Statement, the Reporting Person is reporting herein that as of January 12, 2009, the Reporting Person has the sole power to vote or to direct the voting or, or to dispose or to direct the disposition of, 9,000,000 shares of common stock (or approximately 16.61%) of the Issuer’s common stock.

b)	Transactions Within the Past 60 Days.

As of January 12, 2009,and within the sixty day period prior thereto, with the exception of that certain transaction on November 25 2008 as reported herein, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

c)	Certain Rights of Other Persons.

As of January 12, 2009, to the best knowledge and belief of the Reporting Person, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities..

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Consulting services agreement between Playbox (US) Inc. and Jabeco Inc. dated November 25, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JABECO INC.
Dated: February 12, 2009
	By:	/s/ Laura Mouck
Laura Mouck
Secretary

EX-99.1
CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is effective as of November 25, 2008, (the “Effective Date”), by and between Playbox (US) Inc., a Nevada corporation (the “Company”) and Jabeco Inc., of Leopold House, Bayfront, Roseau, Commonwealth of Dominica (the “Consultant”).

RECITALS:

WHEREAS, Consultant has certain experience pertaining to securing music content in Asia (the “Services”)

WHEREAS, the Company wishes to engage the services of the Consultant as an advisor and resource to assist the Company in the aforesaid areas, in which it acknowledges the expertise of Consultant.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants and conditions herein set forth, the parties hereto agree as follows:

1. TERM & APPOINTMENT.

(a) The Company hereby appoints Consultant to render the Services described in Section 2 hereof for the term of this Agreement.

(b) Unless terminated at an earlier date in accordance with Section 6 of this Agreement or otherwise extended by agreement of the parties, the term of the Consultant’s engagement hereunder shall be for a period of sixty (60) months (the “Term”), commencing on the Effective Date. The period of engagement may be extended by written agreement or e-mail between the parties, provided that certain provisions relating to compensation may change upon commencement of any extension hereto.

2. SERVICES.

(a) During the term of this Agreement, Consultant shall render to the Company, by and through Consultant’s officers, employees, agents, representatives and affiliates, consultancy services in the area of securing music content from Asia in the form of Asian DJ’s, Asian Independent labels, music video content, music distribution technology, music distribution through Asian channels and portals both online and on mobile networks and other advisory services directly related to these Services as may be determined from time to time by the Company’s officers, board of directors and/or the Consultant.

(b) The Consultant agrees to serve the Company faithfully and to the best of Consultant’s ability and to devote a reasonable amount of time, attention and efforts to the business and affairs of the Company during Consultant’s engagement by the Company. The Consultant hereby confirms that Consultant is under no contractual commitments inconsistent with Consultant’s obligations set forth in this Agreement.

3. FEES.

The Consultant will receive, as payment in kind from the Company, in respect of his services under this Agreement, 9,000,000 shares of the common stock of the Company, par value $.001 (the “Common Stock”). The Consultant understands that the Common Stock may not be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise), and the Company shall have no obligation to transfer such shares, unless registered under the Securities Act of 1933, as amended (the “Act”) or, in the opinion of counsel to the Company, such transaction is in compliance with or exempt from the registration and prospectus requirements of the Act. The Consultant shall pay all costs incurred by the Company in such a transaction, including but not limited to legal fees and costs. The Common Stock shall not be subject to levy and execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Common Stock, or any right or privilege conferred hereby, contrary to the provisions of this Agreement, or upon the levy or execution, attachment or similar process on the Common Stock or the rights and privileges conferred under this Agreement, the Company shall have the right to buy back the Common Stock, in whole or in part, in the manner described in Section 6. Each certificate or other documentation evidencing the ownership of any shares of Common Stock to be imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE REOFFERED, SOLD, TRANSFERRED, PLEDGED, OR ASSIGNED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT AND THE STATE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION THEREOF, OR (B) AN OPINION OF COUNSEL, REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR THE SECURITIES ACT OR BLUE SKY ACT OF ANY STATE HAVING JURISDICTION WITH RESPECT THERETO. ADDITIONALLY, THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO AN OPTION TO REPURCHASE IN FAVOR OF THE COMPANY AS DESCRIBED IN SECTION 6 OF THE DIRECTOR SERVICE AGREEMENT.

Furthermore, the Common Stock is subject to all restrictions in this Agreement. By acceptance of the Common Stock, the Consultant agrees that the Common Stock will be held for investment and will not be held with a view to their distribution, as that term is used in the Act, unless in the opinion of counsel to the Company, such distribution is in compliance with or exempt from the registration and prospectus requirements of that Act. As a condition of this Agreement, the Company may require the Consultant to confirm any factual matters reasonably requested by counsel for the Company.

THE CONSULTANT UNDERSTANDS THAT THE COMMON STOCK WILL NOT BE REGISTERED AT THE TIME OF THIS AGREEMENT UNDER THE SECURITIES ACT. THE CONSULTANT REPRESENTS THAT HE/SHE IS EXPERIENCED IN EVALUATING COMPANIES SUCH AS THE COMPANY, HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE INVESTMENT, AND HAS THE ABILITY TO SUFFER THE TOTAL LOSS OF THE INVESTMENT. THE CONSULTANT FURTHER REPRESENTS THAT IT HAS HAD THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE COMMON STOCK, THE COMMON STOCK, AND THE BUSINESS OF THE COMPANY, AND TO OBTAIN ADDITIONAL INFORMATION TO SUCH CONSULTANT’S SATISFACTION. THE CONSULTANT FURTHER REPRESENTS THAT HE/SHE IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF REGULATION D UNDER THE ACT, AS PRESENTLY IN EFFECT.

4. OUT-OF-POCKET EXPENSES.

In addition to the Fees payable to Consultant pursuant to Section 3 hereof, the Company shall pay directly, or reimburse Consultant for, its reasonable Out-of-Pocket Expenses incurred in connection with the performance of the Services. Consultant shall not incur any Out-of-Pocket Expense in excess of five hundred dollars ($500) without the prior written authorization of the Company. The Company shall not be obligated to reimburse any Out-of-Pocket Expense in excess of this amount incurred by Consultant without the Company’s prior written authorization. All reimbursements for Out-of-Pocket Expenses shall be made promptly upon or as soon as practicable after presentation by Consultant to the Company of the statement in connection therewith.

5. INDEMNIFICATION.

The Company will indemnify and hold harmless Consultant and its officers, employees, agents, representatives, members and affiliates (each being an “Indemnified Party”) from and against any and all losses, costs, expenses, claims, damages and liabilities (the “Liabilities”) to which such Indemnified Party may become subject under any applicable law, or any claim made by any third party, or otherwise, to the extent they relate to or arise out of the performance of the Services contemplated by this Agreement or the engagement of Consultant pursuant to, and the performance by Consultant of the Services contemplated by, this Agreement. The Company will reimburse any Indemnified Party for all reasonable costs and expenses (including reasonable attorneys’ fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim for which the Indemnified Party would be entitled to indemnification under the terms of the previous sentence, or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party hereto, provided that, subject to the following sentence, the Company shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment. Any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Provided that the Company is not in breach of its indemnification obligations hereunder, no Indemnified Party shall settle or compromise any claim subject to indemnification hereunder without the consent of the Company. The Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability, cost or expense is determined by a court, in a final judgment from which no further appeal may be taken, to have resulted from the gross negligence or willful misconduct of the Indemnified Party. If an Indemnified Party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Liabilities in question resulted from the gross negligence or willful misconduct of the Indemnified Party.

6. TERMINATION.

(a) Grounds For Termination. The Consultant’s engagement shall only terminate prior to the expiration of the initial term set forth in Section 1(b) or any extension thereof in the event that at any time if: (i) The Consultant dies, (ii) The Board elects to terminate this Agreement for “Cause” (as defined below) and notifies the Consultant in writing of such election, (iii) Either party may terminate this Agreement at any time, for any reason or no reason, by providing ninety (90) days written notice to the other; or (iv) The Consultant elects to terminate this Agreement for “Good Reason” (as defined below) and notifies the Company in writing of such election.

If this Agreement is terminated pursuant to clause (i) or (ii) of this Section 6(a), such termination shall be effective immediately. If this Agreement is terminated pursuant to clause (iii) of this Section 6(a), such termination shall be effective 90 days after delivery of the notice of termination, or if terminated pursuant to clause (iv) of this Section 6(a), such termination shall be effective 30 days after delivery of the notice of termination.

(b) Cause Defined. “Cause” means: (i) The Consultant has breached the provisions of Section 2 or 8 of this Agreement in any material respect, and has failed to cure such breach within 10 days after receipt of written notice from the Company, (ii) The Consultant has engaged in willful and material misconduct, including willful and material failure to perform the Consultant’s duties as an officer or Consultant of the Company and has failed to cure such default within 10 days after receipt of written notice of default from the Company, (iii) The Consultant has committed fraud, misappropriation or embezzlement in connection with the Company’s business, (iv) The Consultant has been convicted or has pleaded NOLO CONTENDERE to criminal misconduct (except for parking violations, occasional minor traffic violations and other similar minor violations), or (v) The Consultant files for bankruptcy.

(c) Effect of Termination. If this Agreement is terminated, the Company has the option, in its sole and absolute discretion, to repurchase the Common Stock, in whole or in part, for an amount of $.001 per share (the “Option to Repurchase”), immediately upon such termination. The amount of Common Stock subject to the Option to Repurchase shall be reduced by 150,000 shares for each full month of the service under this Agreement, commencing on the date hereof. Notwithstanding any termination of this Agreement, the Consultant, in consideration of Consultant’s engagement hereunder to the date of such termination, shall remain bound by the provisions of this Agreement which specifically relate to periods, activities or obligations upon or subsequent to the termination of the Consultant’s engagement.

(d) Surrender of Records & Property. Upon termination of Consultant’s engagement with the Company, the Consultant shall deliver promptly to the Company all records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, calculations or copies thereof that relate in any way to the business, products, practices or techniques of the Company, and all other property, trade secrets and confidential information of the Company, including, but not limited to, all documents that in whole or in part contain any trade secrets or confidential information of the Company, which in any of these cases are in Consultant’s possession or under Consultant’s control.

(e) Payment Obligation. If this Agreement is terminated pursuant to Section 6(a)(i) or (ii) by the Company or under Section 6(a)(iii) or 6(a)(iv) by the Consultant, Consultant shall not be entitled to any further Fees from the date that any such termination becomes effective.

(f) “GOOD REASON” DEFINED - Good Reason shall mean: (i) the assignment of the Consultant to duties inconsistent with the Consultant’s position or responsibilities as contemplated by Section 2(a), excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the Consultant; or (ii) any material breach of this Agreement by the Company or any successor thereto.

(g) The provisions of Sections 5, 8 and 9 and otherwise as the context so requires shall survive the termination of this Agreement.

7. [Intentionally Deleted]

8. CONFIDENTIAL INFORMATION

Except as permitted or directed by the Company’s Board of Directors, during the term of Consultant’s engagement or at any time thereafter, the Consultant shall not divulge, furnish or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret knowledge or information of the Company that the Consultant has acquired or become acquainted with or will acquire or become acquainted with prior to the termination of the period of Consultant’s engagement by the Company (including engagement by the Company or any affiliated companies prior to the date of this Agreement) whether developed by Consultant or by others, concerning any trade secrets, confidential or secret designs, processes, formulae, plans, devices or material (whether or not patented or patentable) directly or indirectly useful in any aspect of the business of the Company, any customer or supplier lists of the Company, any confidential or secret development or research work of the Company, or any other confidential information or secret aspects of the business of the Company. The Consultant acknowledges that the above-described knowledge or information constitutes a unique and valuable asset of the Company and represents a substantial investment of time and expense by the Company, and that any disclosure or other use of such knowledge or information other than for the sole benefit of the Company would be wrongful and would cause irreparable harm to the Company. Both during and after the term of Consultant’s engagement, the Consultant will refrain from any acts or omissions that would reduce the value of such knowledge or information to the Company. The foregoing obligations of confidentiality shall not apply to any knowledge or information that is now published and publicly available or which subsequently becomes generally publicly known in the form in which it was obtained from the Company, other than as a direct or indirect result of the breach of this Agreement by the Consultant.

9. MISCELLANEOUS

(a) Facsimile Certification. A facsimile copy of this Agreement signed by any and/or all Parties shall have the same binding and legal effect as an original of the same.

(b) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument. Regardless of whether this Agreement is executed in one or more counterparts, each such counterpart may be executed by actual or facsimile signature(s).

(c) Attorney’s Fees. Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to litigation to enforce this Agreement, the party or parties prevailing in such litigation shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys’ fees and costs in such litigation from the party or parties against whom enforcement was sought.

(d) Entire Agreement. This Agreement contains the entire understanding and agreement between the parties hereto with respect to its subject matter and supersedes any prior or contemporaneous written or oral agreements, representations or warranties between them respecting the subject matter hereof.

(e) Severability. If any provision of this Agreement, as applied to either party or to any circumstances, shall be adjudged by a court to be void or unenforceable, the same shall be deemed stricken from this Agreement and shall in no way affect any other provision of this Agreement or the validity or enforceability of this Agreement. In the event any such provision (the “Applicable Provision”) is so adjudged void or unenforceable, Consultant and Company shall take the following actions in the following order: (i) seek judicial reformation of the Applicable Provision; or (ii) negotiate in good faith with each other to replace the Applicable Provision with a lawful provision.

(f) Rights Cumulative. The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successors), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(g) Nonwaiver. No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an executive officer of the Company or other person duly authorized by the Company.

(h) No Implied Contract. The parties intend to be bound only upon execution of this Agreement and no negotiation, exchange or draft or partial performance shall be deemed to imply an agreement. Neither the continuation of work by Consultant or any other conduct shall be deemed to imply a continuing agreement upon the expiration of this Agreement.

(i) Execution of the Agreement. Company and the party executing this Agreement on behalf of the Company has the requisite corporate power and authority to enter into and carry out the terms and conditions of this Agreement, as well as all transactions contemplated hereunder. All corporate proceedings have been taken and all corporate authorizations and approvals have been secured which are necessary to authorize the execution, delivery and performance by Company of this Agreement. This Agreement has been duly and validly executed and delivered by Company and constitutes the valid and binding obligations of Company, enforceable in accordance with the respective terms. Upon delivery of this Agreement to Consultant, this Agreement, and the other agreements referred to herein, will constitute the valid and binding obligations of Company, and will be enforceable in accordance with their respective terms.

(j) Non-Disclosure. Except as may be required by law, neither Consultant nor the Company shall disclose the financial terms of this Agreement to persons not involved in the operation of the Company, and the Parties shall disclose the financial terms of the Agreement to those involved in the operation of the Company only as needed to implement the terms of the Agreement or carry out the operations of the Company. The above notwithstanding, the financial terms of the Agreement may be disclosed to: (i) either Party’s accountants, financial or tax advisors, and any potential investors in the Company, provided such persons agree not to disclose such terms of the Agreement further; and (ii) members of Consultant’s immediate family, provided such family members agree not to reveal the terms of the Agreement further.

(k) Agreement to Perform Necessary Acts. Consultant and the Company agree to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

(l) Independent Contractor. The relationship between Consultant and the Company is that of independent contractor under a “work for hire” arrangement. All work product developed by Consultant shall be deemed owned and assigned to Company. This Agreement is not authority for Consultant to act for the Company as its agent or make commitments for the Company. Consultant will not be eligible for any employee benefits, nor will the company make deductions from fees to the consultant for taxes, insurance, bonds or the like. Consultant shall not hold himself out as an officer, director or employee of the Company (unless Consultant is hereafter appointed to such position). Consultant retains the discretion in performing the tasks assigned, within the scope of work specified.

(m) Taxes. Consultant agrees to pay all taxes that may be imposed upon Consultant with respect to the Fees paid to Consultant hereunder.

(n) Governing Law. This Agreement and the rights and remedies of each party arising out of or relating to this Agreement (including, without limitation, equitable remedies) shall (with the exception of any applicable federal laws) be solely governed by, interpreted under, and construed and enforced in accordance with the laws (without regard to the conflicts of law principles) of the State of Nevada, as if this Agreement were made, and as if its obligations are to be performed, wholly within the State of Nevada.

(o) Successors & Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and, to the extent permitted by subsection (q), successors and assigns.

(p) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable (including by operation of law) by either party without the prior written consent of the other party to this Agreement, except that the Company may, without the consent of the Consultant, assign its rights and obligations under this Agreement to any corporation, firm or other business entity with or into which the Company may merge or consolidate, or to which the Company may sell or transfer all or substantially all of its assets, or of which 50% or more of the equity investment and of the voting control is owned, directly or indirectly, by, or is under common ownership with, the Company. Provided such assignee explicitly assumes such responsibilities, after any such assignment by the Company, the Company shall be discharged from all further liability hereunder and such assignee shall thereafter be deemed to be the Company for the purposes of all provisions of this Agreement including this Section 10. Compensation under this Agreement is assignable at the discretion of the Consultant.

(q) Modification, Amendment, Waiver Or Termination. No provision of this Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Agreement. No course of dealing between the parties will modify, amend, waive or terminate any provision of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

(r) Headings. The headings and any table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(s) Third-Party Benefit. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities of any nature whatsoever.

(t) Preparation of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement and each provision hereof. In the event any ambiguity, conflict, omission or other question of intent or interpretation arises, this Agreement shall be construed as if jointly drafted by the parties, and no presumption or burden of proof shall be presumed, implied or otherwise construed favoring or disfavoring any party by virtue of the authorship of this Agreement or of any provision hereof.

IN WITNESS WHEREOF, this Consulting Agreement has been executed by the Parties as of the date first above written.

Playbox (US) Inc.

/s/ Gideon Jung
Gideon Jung, Director

Jabeco Inc.

/s/ Laura Mouck
Laura Mouck, Director
Equity Management Inc.